vnu

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	August 10, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press releases:

- **VNU'S 2004 FINANCIAL INFORMATION FOLLOWING CONVERSION TO IFRS**, dated August 9, 2005
- **VNU DELIVERS STRONG ORGANIC REVENUE AND EBITDA GROWTH IN 2005 FIRST HALF,** dated August 10, 2005

and two following presentations published August 10, 2005 during the analyst/investor/media meeting in Amsterdam:

- **First Half Results 2005,** presented by Rob Ruijter, CFO, and Rob van den Bergh, CEO
- **Media Mesurement and Information Overview 2005 First Half Results**, presented by Susan Whiting, Executive VP MMI

With kind regards,
VNU by

Rob de Meel
Senior Vice President

vnu

Press release

ADR FILE NR. 82-2876

Date August 10, 2005

VNU DELIVERS STRONG ORGANIC REVENUE AND EBITDA GROWTH IN 2005 FIRST HALF

- **Organic revenues rise 6%, with all groups contributing**
- **Organic EBITDA up 11%**
- **Outlook for full year 2005:**
  - **Organic revenue growth of approximately 6%**
  - **Organic EBITDA growth at approximately the same level as first half 2005**
  - **EPS expected to be in the range of EUR 0.85 - EUR 0.90 (see 'Outlook', page 3)**
- **Proposed VNU-IMS merger on track**

Amounts x EUR 1 million	first half 2005	first half 2004	change %	
			reported	at constant currencies***
Revenues	1,648	1,623	2%	6%**
EBITDA	296	280	6%	11%**
Operating profit (EBIT)	176	161	9%	15%**
Profit for the period	105	114	-/- 8%	-/- 3%*
Earnings per share *(x EUR 1)*	0.41	0.45	-/- 9%	-/- 2%*
EBITDA as a percentage of revenues	17.9%	17.3%	60 basis points	

* *Excludes World Directories in 2005*
** *Excluding acquisitions / divestitures (World Directories and others)*
*** *2005 actuals recalculated against 2004 currency exchange rates*

International Financial Reporting Standards (IFRS)
As of January 1, 2005, VNU adopted International Financial Reporting Standards (IFRS), in accordance with European Union regulations. All comparatives have been restated on the same basis, except for IAS 32/39. Further information on the impact of IFRS can be found in our press release dated August 9, 2005 and on the VNU website at www.vnu.com/investors.

Haarlem, the Netherlands – VNU, a leading global information and media company, today reported strong first-half results, with all groups delivering solid performances, particularly VNU Media Measurement & Information, which generated double-digit organic revenue and EBITDA growth.

For the first six months of 2005, VNU grew its organic revenue by 6%, while organic EBITDA increased by 11% (organic growth excludes the impact of currency exchange differences and acquisitions and divestitures).

CEO Commentary

"I am very pleased with our first-half performance, as we continue to make progress on our key growth initiatives and take steps to create the world's leading market intelligence company", said Rob van den Bergh, chairman and CEO. "Each of our business groups is healthy and performing well, as client demand continues to grow for the information and services we provide."

Van den Bergh went on to comment about the performance of VNU's business groups:

"Our Media Measurement & Information (MMI) group was a particularly strong performer in the first half, delivering robust, double-digit growth at the top and bottom lines. Nielsen Media Research continued to expand its TV ratings service in the U.S., both nationally and locally. Nielsen also is developing many promising new audience and advertising measurement services, and is building a stronger international TV ratings business through a new joint venture, AGB Nielsen Media Research. Revenue at NetRatings, meanwhile, continues to grow as demand increases for its Internet audience and advertising measurement services.

"Marketing Information (MI) achieved steady growth in line with expectations, as nearly all ACNielsen regions turned in good performances. Growth was particularly strong in the developing markets of Eastern Europe, Asia and Latin America. In ACNielsen's Europe region, however, the business grew slowly in the face of difficult economies, even as it invested during the first half in the roll-out of its new data factory and the introduction of expanded retailer services and panel capabilities, all of which should accelerate growth and profitability over the long-term. With the need for consumer insights growing, the expansion of ACNielsen's global consumer panel business, in particular, will be a key driver of our success.

"We expect MI results to improve in the second half, as new retail measurement and panel capabilities come on line, and the Advisory Services division introduces new analytical and forecasting services that address critical client needs.

vnu

Press release

Second-half comparisons also will be favorably impacted by the timing of these investments, which began in the second half of 2004.

"The Business Information (BI) group performed well, fueled by continuing growth in our trade show business, which accounts for the great majority of the group's EBITDA. Key trade publications – such as *Intermediair*, *Accountancy Age*, *Adweek* and *The Hollywood Reporter* – also delivered improved results, while other magazines continued to deliver mixed results because of generally lackluster advertising markets in the industries we serve in the U.S. and Europe. Looking to the future, we continue to introduce new trade shows and expand existing concepts into new markets, and develop new e-media platforms, rich data and other information services that should spur additional growth."

Outlook

For 2005 as a whole, VNU expects to achieve organic revenue growth of approximately 6%, and organic EBITDA growth in the high single digits, after excluding the negative full-year impact in 2004 of restructuring provisions of EUR 38 million and real estate gains of EUR 14 million. Including these items, 2005 full-year organic EBITDA growth is expected to be in the low double digits. Within its business groups, on an organic basis, VNU expects MI to achieve 4% - 5% revenue growth; MMI to deliver at least 10% revenue growth; and BI to produce approximately 4% revenue growth.

For the full year, VNU expects earnings per share in the range of EUR 0.85 to EUR 0.90, excluding the impact of currency fluctuations and financial gains and losses.

"I believe that VNU is in a very strong position, with excellent growth prospects for the balance of the year and beyond," said Van den Bergh. "Our company is highly focused with three strong legs, and we will add another strong leg when we complete our recently announced merger with IMS. We are creating a true leader in market intelligence, with strong capabilities to meet the growing need for more and better consumer-focused information and insight. I am very optimistic about the future and our ability to deliver superior value and returns to our shareholders in the long term."

FINANCIAL RESULTS

On a reported basis, revenue for the first half increased 2% to EUR 1,648 million from EUR 1,623 million, and EBITDA was up 6% to EUR 296 million from EUR 280 million. Reported profit for the half year was negatively impacted by currency translation effects.

vnu

Press release

On an organic basis, however, revenues increased 6% and EBITDA grew 11%. EBITDA growth benefited slightly from a favorable comparison with the prior year, when a MI restructuring charge, offset by the release of a real estate provision, resulted in a net negative impact to EBITDA of EUR 4 million.

Performance by Business Group

Amounts x EUR 1 million	first half 2005 Revenues	first half 2005 EBITDA	first half 2004 Revenues	first half 2004 EBITDA
Marketing Information	885	114	873	100
Media Measurement & Information	451	124	434	116
Business Information	313	59	316	49
Other	-/- 1	-/- 1	–	15
Total continuing operations	1,648	296	1,623	280

MARKETING INFORMATION

Amounts x EUR 1 million	First half 2005	First half 2004	% change	
			reported	organic
Revenues	885	873	1%	4%
EBITDA	114	100	14%	19%

In the first half of 2005, organic revenue for the Marketing Information group was up slightly more than 4%, with nearly all ACNielsen regions delivering solid growth. Growth was especially strong in the developing markets of Asia, Latin America and ACNielsen's Emerging Markets region, which includes Eastern Europe. ACNielsen Europe, however, continued to experience slower growth as a result of difficult market conditions. In the second half of 2005, VNU expects the group's revenue growth to accelerate, based on improved performance in Europe, the introduction of several new Advisory Services products and the continued expansion of ACNielsen's consumer panels, resulting in full-year growth of approximately 4% - 5%.

Organic EBITDA grew 19%, and EBITDA margins increased to 12.9% from 11.5% in the first half of 2004.

2.99

Prior-year comparisons were impacted by the accounting treatment of Atlas restructuring charges under IFRS, which caused some EUR 19 million of Atlas expenses to be shifted from 2003 to 2004. Excluding the impact of this accounting change, EBITDA growth was essentially flat in the first half as the group continued to invest in panel expansion and new retailer initiatives, and incurred start-up costs for the introduction of the new data factory in Europe.

The second half of 2005 will show further improvement in EBITDA, driven by an overall increase in organic revenue growth – most notably from Europe and Advisory Services – and only a modest increase in expenses over the prior year, as spending in the business slows from the first half of 2005.

During the first half, ACNielsen successfully launched the new data factory in its first European market, the Netherlands. Operational deployment is now underway in Belgium and France, and is beginning in the U.K. The company continues to expect the full roll-out of the factory to be completed by mid-2007. ACNielsen also remains on track with the expansion of its U.S. Homescan consumer panel. The expansion, which will more than double the size of the panel to 125,000 households by October 2005, is expected to favorably impact second-half revenue.

After a slow first quarter and a better second quarter, growth within Advisory Services is expected to accelerate in the second half, as performance picks up in its business units and new products and services begin to produce results. Advisory Services continues to develop advanced, high-value services. Its first product launch, DecisionSmart, is performing well in the marketplace, and a second product, Launch Manager, is expected to be introduced in the second half of 2005.

MEDIA MEASUREMENT & INFORMATION

Amounts x EUR 1 million	First half 2005	First half 2004	% change	
			reported	organic
Revenues	451	434	4%	11%
EBITDA	124	116	7%	19%

Media Measurement & Information delivered organic revenue growth of 11% in the first half, driven by strong performances from Nielsen Media Research in the U.S., and from NetRatings. Organic EBITDA grew 19% versus the prior year.

For the full year, VNU expects the group's organic revenues to grow at least 10%.

Nielsen Media Research had a strong first half, as the business continued to grow on the strength of its National Sample expansion in the U.S., and the introduction of Local People Meter service in New York, Los Angeles, Chicago and San Francisco during 2004 (Local People Meter service was introduced in Philadelphia and Washington, D.C. in mid-2005).

Outside of North America, Nielsen's television audience measurement (TAM) business is now part of the 50-50 joint venture, AGB Nielsen Media Research, the results of which are recorded as a "share of profit of associates and joint ventures".

NetRatings, VNU's 60%-owned Internet audience and advertising measurement business, delivered strong revenue growth in the first half. Results were driven by growth from the NetView audience measurement service in the U.S., the expansion of the MegaPanel service to measure e-commerce activity, and a strong performance from SiteCensus products, used to measure web site ROI. The company's EBITDA loss in the first half was EUR 2.1 million, compared with EUR 3.6 million in the prior year.

BUSINESS INFORMATION

Amounts x EUR 1 million	**First half 2005**	**First half 2004**	**% change**	
			reported	**organic**
Revenues	313	316	-/- 1%	3%
EBITDA	59	49	20%	15%

Business Information achieved 3% organic revenue growth and 15% organic EBITDA growth in the first half, driven by the continued strong performance of its U.S. trade show business, good performances from such magazines as *Adweek* and *The Hollywood Reporter*, and a strong increase in recruitment advertising in European trade magazines, especially in the Netherlands (*Intermediair*) and the U.K. (*Accountancy Age*).

In the U.S., strong organic revenue growth in trade shows was partly offset by the still-difficult market conditions in some industry segments served by VNU's trade publications, particularly the music industry, and the sale of some magazine titles.

In Europe, the strong increase in the recruitment advertising markets was partly offset by sluggish display advertising markets, especially in France, Italy, Germany and the United Kingdom. VNU expects business conditions in the European recruitment market to be more difficult in the second half.

OTHER

Corporate overhead is included under this heading. The year-over-year comparison was negatively impacted by the release in 2004 of a provision of EUR 14 million related to New York real estate, and by EUR 3 million of costs in 2005 related to VNU's conversion to IFRS and preparation for a U.S. listing.

Acquisitions and Divestitures

In the first half of 2005, VNU spent a net amount of EUR 92 million on acquisitions and divestitures. In March 2005, VNU transferred its television audience measurement business outside North America into the 50-50 joint venture, AGB Nielsen Media Research. The Business Information group in the U.S. divested several trade magazine titles in its Food and Beverage segment.

On July 11, 2005, VNU announced a merger with IMS Health with a transaction value of EUR 5.8 billion, and expects to close the deal during the first quarter of 2006.

Other Financial Items

VNU's net debt currently stands at EUR 1.1 billion; the company used more than half of the proceeds (EUR 2.0 billion) from the divestiture of the Directories group in 2004 to reduce outstanding gross debt via a debt buy-back program completed in January 2005.

As a result of the debt reduction, net interest expense decreased to EUR 51 million from EUR 66 million.

In the first half of 2005, VNU's effective tax rate was 23%. The tax rate under IFRS is influenced by the release of the deferred tax liability recognized in relation to the amortization of other intangible assets and non-taxable items such as preferred dividend and share-based payments. For the full year 2005, VNU expects its effective tax rate to be approximately 24%.

Capital expenditures (including software) amounted to EUR 84 million in the first half of 2005, and are expected to be between EUR 190 million and EUR 210 million for the full year of 2005.

Press release

Interim Dividend and Dividend Policy

As previously announced in the company's press release of July 27, 2005, VNU has changed its dividend policy to bring it more in line with international practices. Shareholders will now receive a cash dividend only, whereas previously they had a choice between a cash dividend and a stock dividend payable in common shares.

For the financial year 2005, VNU will pay an interim dividend of EUR 0.12 per common share. The interim dividend on these shares, which is not indicative of the amount of our final dividend, will be payable on August 23, 2005.

For the 7% preferred shares, an interim dividend of EUR 0.64 will be paid.

Disclosures

In connection with VNU's announcement of a definitive agreement to merge with IMS Health Incorporated, please be advised of the following:

Safe harbor

This document contains certain forward-looking information about IMS Health Incorporated ("IMS"), VNU N.V. ("VNU") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS' financial statements into IFRS and the results of the reconciliation of VNU's results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future

financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS' various reports with the Securities and Exchange Commission ("SEC"), including but not limited to IMS' Annual Report on Form 10-K for the year ended December 31, 2004 and IMS' Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU's Annual Report for the year ended December 31, 2004, which is available at the SEC's Internet site (http://www.sec.gov).

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from IMS' Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU's Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS' participants is set forth in the proxy statement, dated March 23, 2005, for IMS' 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU's participants is set forth in VNU's Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS' and VNU's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP.

The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.

About VNU N.V.
VNU N.V. ("VNU") is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, the Netherlands and New York, USA. In 2004, total revenues, under IFRS, amounted to EUR 3.3 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Meetings and Conference Calls

On August 10, 2005, at 10:00 a.m. (CET) a combined analyst, investor and media meeting will be held in Amsterdam, the Netherlands. The meeting will be conducted in English and will be broadcast live via an audio-visual webcast on VNU's corporate website, www.vnu.com.

Later that same day at 4:00 p.m. (GMT), a meeting will be held for investors and analysts in London, including a conference call. An audiotape of this conference call will be available on VNU's Corporate website, www.vnu.com after the event.
For more information, please contact Mark Walter of Taylor Rafferty Associates, at +44 (0) 207 614 2900 or Laura Martin at +1 212 889 4350.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor relations	Rob de Meel	Haarlem	+31 23 546 36 00
	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031

CONSOLIDATED BALANCE SHEET
(unaudited)

Amounts x EUR 1 million	June 30, 2005	January 1, 2005	December 31, 2004	June 30, 2004
Current assets				
Cash and cash equivalents	1,519	2,804	2,161	415
Trade and other receivables	535	513	513	656
Other current assets	177	150	159	226
	2,231	3,467	2,833	1,297
Non-current assets				
Goodwill	3,894	3,557	3,557	5,577
Other intangible assets	1,632	1,513	1,513	1,749
Property, plant and equipment	398	370	370	372
Investments accounted for using the equity method	130	47	47	246
Derivative financial instruments	405	580	-	-
Other financial assets	145	134	134	122
Deferred tax assets	271	239	237	277
	6,875	6,440	5,858	8,343
Total assets	9,106	9,907	8,691	9,640
Current liabilities				
Trade and other payables	545	577	615	619
Deferred revenues	358	338	338	452
Income tax liabilities	23	43	43	40
Borrowings	770	810	167	706
Provisions for liabilities and charges	48	55	55	18
	1,744	1,823	1,218	1,835
Non-current liabilities				
Borrowings	2,298	3,488	2,759	2,794
Provisions for liabilities and charges	569	572	572	635
Deferred tax liabilities	554	449	449	616
Other non-current liabilities	168	162	162	178
	3,589	4,671	3,942	4,223
Total liabilities	5,333	6,494	5,160	6,058
Equity attributable to the equity holders of VNU				
Issued capital	51	50	53	53
Additional paid-in capital	2,620	2,553	2,641	2,625
Other reserves	129	(164)	(130)	42
Retained earnings	882	895	888	788
	3,682	3,334	3,452	3,508
Minority interests	91	79	79	74
Total equity	3,773	3,413	3,531	3,582
Total equity and liabilities	9,106	9,907	8,691	9,640

CONSOLIDATED INCOME STATEMENT
(unaudited)

Amounts x EUR 1 million	First half 2005	First half 2004	Full year 2004
Revenues	1,648	1,623	3,319
Other income	11	14	17
	1,659	1,637	3,336
Personnel costs	842	874	1,750
Raw materials and purchased services	346	345	702
Other operating expenses	175	138	294
Depreciation and amortization expenses	120	119	283
Other expenses	-	-	1
	1,483	1,476	3,030
Operating profit	176	161	306
Financial income	7	8	16
Financial costs	(57)	(51)	(110)
Other financial gains and (losses)	1	15	-
Profit before income taxes	127	133	212
Income taxes	(29)	(15)	(40)
Share of profit of associates and joint ventures	7	(3)	(3)
Profit for the period from continuing operations	105	115	169
Profit for the period from discontinued operations	-	(1)	76
Profit for the period	105	114	245
Attributable to:			
Equity holders of VNU	105	116	246
Minority interests	-	(2)	(1)
	105	114	245
Earnings per share for profit attributable to the equity holders of VNU during the year (expressed in EUR 1 per share)			
Basic	0.41	0.45	0.95
Diluted	0.41	0.45	0.95
Earnings per share for profit from continuing operations attributable to the equity holders of VNU during the period (expressed in EUR 1 per share)			
Basic	0.41	0.46	0.65
Diluted	0.41	0.46	0.65

Date August 10, 2005

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

			Other reserves				
Amounts x EUR 1 million	Issued capital	Additional paid-in capital	Other reserves	Cumulative translation adjustment	Retained earnings	Minority interest	Total
Balance at December 31, 2004	53	2,641	22	(152)	888	79	3,531
Impact of IAS 32/39 adoption	(3)	(88)	11	(45)	7	-	(118)
Balance at January 1, 2005	50	2,553	33	(197)	895	79	3,413
Foreign currency rate differences				399		12	411
Dividends	1	67			(109)		(41)
Profit for the period					105		105
Shared-based compensation			10				10
Fair gains/(losses), net of tax:							
- available-for-sale investments			17		(9)		8
- hedges			7	(140)			(133)
Balance at June 30, 2005	51	2,620	67	62	882	91	3,773
Balance at January 1, 2004	53	2,565	-	-	784	74	3,476
Foreign currency rate differences				33		2	35
Dividends		61			(113)		(52)
Profit for the period					116	(2)	114
Shared-based compensation			9				9
Other changes		(1)			1		
Balance at June 30, 2004	53	2,625	9	33	788	74	3,582

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)
Amounts x EUR 1 million

	First half 2005		First half 2004		Full year 2004	
Cash Flows from Operating Activities						
Profit for the period/year		105		114		245
Adjustments for:						
Share-based compensation	10		9		22	
Depreciation and amortization	120		124		250	
Impairment charges	-		-		40	
Interest income and expense	50		66		135	
(Income)loss from disposals	(11)		(14)		(7)	
Currency exchange differences on financial transactions	(7)		(11)		5	
Other financial (gains) and losses	6		(4)		(4)	
Income taxes	29		40		63	
Share of profit of associates and joint ventures	(7)		(4)		(18)	
Dividends received from associates and joint ventures	5		13		28	
		195		219		514
		300		333		759
Change in assets and liabilities:						
Net (increase)decrease trade and other receivables and other current assets	3		(22)		(40)	
Net (decrease)increase current liabilities	(73)		(45)		(8)	
Net (decrease)increase provisions and other non-current liabilities	(15)		13		14	
		(85)		(54)		(34)
Cash generated from operations		215		279		725
Interest paid	(78)		(70)		(175)	
Interest received	15		6		17	
Income taxes paid	(26)		(60)		(114)	
		(89)		(124)		(272)
Net Cash provided by / (used in) Operating Activities		126		155		453

ash Flows from Investing Activities						
Acquisition of subsidiaries and associates	(83)		(46)		(83)	
Divestiture of subsidiaries and associates	(9)		48		2,058	
Investments in intangible assets	(35)		(44)		(96)	
Investments in property, plant and equipment	(49)		(37)		(101)	
Proceeds from the sale of property, plant and equipment	-		5		5	
Other investing activities	(4)		1		(4)	
let Cash provided by / (used in) Investing Activities		(180)		(73)		1,779
ash Flows from Financing Activities						
Proceeds from long-term and short-term debt	-		82		83	
Repayment of long-term and short-term debt	(1,332)		(185)		(565)	
Proceeds from share issuance	-		-		-	
Dividends paid	(41)		(52)		(66)	
Payments to minority interests	2		(1)		11	
Other financing activities	35		2		2	
let Cash provided by / (used in) Financing Activities		(1,336)		(154)		(535)
let Increase / (Decrease) in Cash and Cash Equivalents		(1,390)		(72)		1,697
ash and Cash Equivalents at the beginning of the period		2,161		481		481
ffect of foreign exchange rate changes		29		6		(17)
ash and Cash Equivalents at the end of the period		1,519		415		2,161
econciliation of Cash and Cash Equivalents						
ash and cash equivalents for balance sheet purposes		1,519				
)verdraft bank accounts included In borrowings		(719)				
ash and cash equivalents for cash flow statement purposes		800				

vnu

FINANCIAL CALENDAR

Date August 10, 2005

In compliance with the Dutch Corporate Governance Code, we herewith include our financial calendar for the first half year 2005, listing upcoming VNU events of interest to analysts and investors.

August 10	Publication First Half 2005 Results Analyst, Investor and Media meeting in Amsterdam and London
August 11	Roadshow London / Roadshow the Netherlands
November 17 – 18	Technology, Media & Telecoms Conference, Barcelona, Morgan Stanley
December 14	Publication of Trading Statement

(All dates are provisional.)

vnu

RECEIVED
AUG 1 8 2005
SEC MAIL PROCESSING SECTION WASH. D.C. 190

ADR FILE NR 82-2876

Press release

Date August 9, 2005

VNU's 2004 FINANCIAL INFORMATION FOLLOWING CONVERSION TO IFRS

Haarlem, the Netherlands - VNU, a leading global information and media company, today announced that it has completed its conversion to International Financial Reporting Standards (IFRS), and is presenting its first time IFRS balance sheet and reconciliation from Dutch GAAP to IFRS as of January 1, 2004 and its 2004 income statement on an IFRS basis. VNU is also presenting its IFRS balance sheet as of January 1, 2005 to show the impact of adopting IAS 32, *Financial Instruments: Disclosure and Presentation,* and IAS 39, *Financial Instruments: Recognition and Measurement* (including the use of the Fair Value Option). In addition to the information provided in this press release, a more comprehensive IFRS information pack is being made available today at www.vnu.com.

Introduction

The consolidated financial statements of VNU were prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP) until December 2004. Effective from 2005, VNU is required to prepare its consolidated financial reporting in accordance with IFRS, as endorsed by the EU. When appropriate, the company has adopted IFRS standards and made certain elections in an effort to harmonize its accounting policies with US GAAP, as part of its intention to pursue a listing on the New York Stock Exchange (NYSE). VNU has completed its conversion to IFRS for its reported financial information for 2004. The company also has completed the modification of its accounting and reporting systems to facilitate these changes and has designed and conducted IFRS training programs for those employees most affected by the changes.

Changes to previous updates on IFRS

In VNU's August 2004 presentation 'IFRS Impact', VNU mentioned that it would reclassify publishing rights to goodwill for IFRS. However, we have completed our analysis and have concluded that the portion of publishing rights which meets the recognition criteria of an intangible asset, in accordance with IAS 38, will be maintained as an intangible asset and not be reclassified to goodwill. A deferred tax liability should therefore be recognized on the intangible assets that are acquired as part of a business combination. According to the IFRS transition arrangements, goodwill and the carrying value of the intangible assets should not be changed as a result of the transition to IFRS, except in specific circumstances. It was therefore concluded that the deferred tax liability on the intangible assets had to be charged to equity.

At its July 8, 2005 meeting, the Accounting Regulatory Committee, which advises the European Commission on the endorsement of individual IFRS standards for use in the European Union, agreed to recommend endorsement of an amended version of IAS 39 relating to the Fair Value Option (FVO) previously carved out. Unless the European Parliament raises objections, the European Commission is expected to endorse the amended standard for companies to adopt in their 2005 financial statements. Therefore, presuming that the amendment will be endorsed by the European Commission, VNU has elected to apply this fair value option to its 1.75% convertible debenture loan and the 6.75% debenture loan (EMTN) that the company partially bought back in January 2005.

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12

vnu

Press release

Reconciliation of shareholders' equity as of January 1 and December 31, 2004 and profit for the year 2004

Reconciliation of VNU's shareholders' equity as reported in the consolidated financial statements under Dutch GAAP to its shareholders' equity under IFRS (attributable to the equity holders of VNU) as of January 1 and December 31, 2004:

Amounts in € million	January 1, 2004	December 31, 2004
Shareholders' equity under Dutch GAAP	**4,066**	**3,957**
Deferred tax liability for identified intangible assets	(529)	(433)
Employee benefits	(54)	(24)
Revenue recognition	(117)	(100)
Provisions	40	-
Intangible assets	-	65
Leases	(4)	(7)
Other adjustments	2	(3)
Income taxes	(2)	(3)
Shareholders' equity under IFRS	**3,402**	**3,452**

Reconciliation of the net earnings for 2004 reported in the Dutch GAAP consolidated financial statements to the profit for the year under IFRS (attributable to the equity holders of VNU):

Amounts in € million	**2004**
Dutch GAAP net earnings 2004	**163**
Goodwill amortization and impairment charges	247
Amortization of identified intangible assets	(100)
Deferred taxes for identified intangible assets	58
Revenue recognition	(6)
Provisions	(39)
Share-based payments	(23)
Employee benefits	(8)
Leases	(4)
Other adjustments	(2)
Income taxes	(40)
IFRS profit for the year 2004 attributable to equity holders of VNU	**246**

Reconciliation of shareholders' equity as of January 1, 2005
As permitted by IFRS 1, *First-time Adoption of International Financial Reporting Standards*, VNU is adopting IAS 32, *Financial Instruments: Disclosure and Presentation*, and IAS 39, *Financial Instruments: Recognition and Measurement* (including the use of the Fair Value Option), beginning January 1, 2005. The impact of implementing IAS 32 and IAS 39 on VNU's shareholders' equity as of January 1, 2005 can be summarized as follows:

Amounts in € million	IAS 32/39 Impact
Shareholders' equity under IFRS as of December 31, 2004	**3,452**
Fair value hedges	43
Net investment hedges	15
Cash flow hedges	(18)
Borrowings valued at amortized cost	(1)
Loans designated at fair value	(62)
Preferred shares (reclassification to Borrowings)	(97)
Tax impact of IAS 32/39 adjustments	2
Shareholders' equity under IFRS as of January 1, 2005	**3,334**

Changes in accounting principles
The preliminary 2004 IFRS information presented herein has been prepared based on IFRS expected to be effective at December 31, 2005. The 2004 comparatives have been restated in accordance with the same expected IFRS accounting policies. The starting point for the preparation of comparative figures is the opening balance sheet as of January 1, 2004. The difference between assets and liabilities valued under Dutch GAAP and assets and liabilities valued on an IFRS basis is reflected as an adjustment in shareholders' equity in the IFRS opening balance sheet.

In accordance with IFRS 1, VNU has implemented IFRS retrospectively, including the use of the following exemptions:

- Not applying IFRS 3, *Business Combinations*, retrospectively to business combinations that took place before January 1, 2004.
- Accounting for unrecognized actuarial gains and losses on employee benefit schemes directly in equity at January 1, 2004.
- Resetting the cumulative translation differences reserve in equity to nil at January 1, 2004.
- Applying IFRS 2, *Share-based Payment*, for options that were issued after November 7, 2002, which were unvested at January 1, 2005.

- Not restating the 2004 comparatives for the impact of IAS 32 and IAS 39, as permitted by IFRS 1. Accordingly, comparative information for 2004 with respect to financial instruments is prepared under VNU's previous accounting principles. Hedge accounting is applied to all hedge relationships that were accounted for as a hedge under Dutch GAAP and that meet the IAS 39 criteria for hedge accounting as of January 1, 2005.

Information on Key Performance Indicators

As announced in March 2005, VNU focuses on a revised set of Key Performance Indicators (KPI's) as a result of the implementation of IFRS. The overview of the main KPI's shows the following amounts under IFRS compared with Dutch GAAP for the year ended December 31, 2004:

Amounts in € million	**Marketing Information**		**Media Measurement & Information**		**Business Information**		**Discontinued Operations and Other**		**Total**	
	Dutch GAAP	IFRS	Dutch GAAP	IFRS	Dutch GAAP	IFRS	Dutch GAAP	IFRS*	Dutch GAAP	IFRS*
Revenues	1,818	1,806	939	900	610	614	414	407	3,781	3,727
EBITDA	279	247	267	239	104	95	183	108	833	689
EBITDA margin (%)	15.3	13.7	28.4	26.6	17.1	15.5	44.2	26.6	22.0	18.5
Capex	84	84	96	95	6	6	13	12	199	197

* The consolidated income statement, under IFRS, presents profit for the year from discontinued operations as a separate line item. As a result, total revenues and EBITDA mentioned in this overview do not reconcile with the IFRS consolidated income statement.

Amounts in € million	Dutch GAAP	IFRS
Profit for the year attributable to equity holders of VNU	163	246
Basic earnings per share attributable to equity holders of VNU	0.62	0.95
Basic earnings per share from continuing operations attributable to equity holders of VNU	N/A	0.65
Free cash flow per share	1.23	1.03
Interest coverage ratio	6.6	6.3
Effective tax rate (%) **	37.7	18.9
Net debt	641	765

**Not adjusted for goodwill amortization and impairment charges

Explanation of KPI definitions:

- Capex is defined as investments in property, plant and equipment and software (which is included in other intangible assets under IFRS).
- Free cash flow per share is defined as cash flows from operating activities less net capex. Net capex is defined as capex less proceeds from the sale of property, plant and equipment.

- Interest coverage ratio is defined as EBITDA divided by net interest. EBITDA is defined as operating profit before depreciation and amortization expenses. Net interest is defined as the sum of interest income and expense, including income from investments in money market funds.
- Effective tax rate is defined as income taxes divided by profit before income taxes.
- Net debt is defined as interest bearing short-term and long-term borrowings (including fair value of debt related derivatives) less cash and cash equivalents.

Other remarks

The preliminary 2004 IFRS information presented herein is unaudited and has been prepared based on IFRS expected to be effective at December 31, 2005. However, the treatment of certain items is still subject to discussion with respect to the general interpretation of certain standards. Furthermore, as part of our intention to pursue a listing in the US, we may further align our accounting policies based on IFRS with US GAAP. For this reason, certain information contained in this press release may be subject to change. All information in this press release has been drawn up to the best of our knowledge and may be affected by business or other changes. VNU has no previous history with regard to the interpretation and full application of IFRS. As such, it should be treated with appropriate caution.

This information should not be viewed as a replacement of the audited 2004 financial statements that were prepared under Dutch GAAP. Investment considerations should continue to be based on the periodic reporting and other information that VNU is required to disclose by law or stock exchange regulations.

The change to reporting under IFRS does not affect the underlying performance of VNU's business. Furthermore, the conversion will not trigger any event related to the company's existing business or financing arrangements. However, because of additional volatility in earnings that may arise through the application of IFRS, VNU has amended its policy on the payment of dividends, but expects the level of dividends to be consistent with what was paid in previous years.

In addition to the information provided in this press release, a more comprehensive IFRS Information Pack is being made available as of today on VNU's website (www.vnu.com). The Information Pack contains appendices which explain the impact of VNU's transition to IFRS on its results, equity and cash flows, as summarized below.

Appendix 1:	First-time adoption of International Financial Reporting Standards
Appendix 2:	IFRS Consolidated Balance Sheets
Appendix 2a:	Consolidated Balance Sheet as of January 1, 2004
Appendix 2b:	Consolidated Balance Sheet as of June 30, 2004
Appendix 2c:	Consolidated Balance Sheet as of December 31, 2004
Appendix 3:	IFRS Consolidated Income Statements
Appendix 3a:	Consolidated Income Statement for the year ended December 31, 2004
Appendix 3b:	Consolidated Income Statement for the six months ended June 30, 2004
Appendix 4:	Consolidated Statement of Changes in Equity for the year ended December 31, 2004

Press release

Appendix 4a: Consolidated Statement of Changes in Equity for the six months ended June 30, 2004
Appendix 5: Consolidated Cash Flow Statement for the year ended December 31, 2004
Appendix 5a: Consolidated Cash Flow Statement for the six months ended June 30, 2004
Appendix 6: IFRS accounting policies
Appendix 6a: Accounting policies related to financial instruments as from January 1, 2005

Safe harbor

This document contains certain forward-looking information about IMS Health Incorporated ("IMS"), VNU N.V. ("VNU") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS' financial statements into IFRS and the results of the reconciliation of VNU's results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or

circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS' various reports with the Securities and Exchange Commission ("SEC"), including but not limited to IMS' Annual Report on Form 10-K for the year ended December 31, 2004 and IMS' Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU's Annual Report for the year ended December 31, 2004, which is available at the SEC's Internet site (http://www.sec.gov).

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from IMS' Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU's Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS' participants is set forth in the proxy statement, dated March 23, 2005, for IMS' 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU's participants is set forth in VNU's Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS' and VNU's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may

include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.

About VNU N.V.

VNU N.V. ("VNU") is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues, under IFRS, amounted to EUR 3.3 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor relations	Rob de Meel	Haarlem	+31 23 546 36 00
	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031

Key Messages

- Strong organic revenue growth of 6%, driven especially by high organic growth of 11% in the Media Measurement & Information group (MMI)
- Growth of Marketing Information group (MI) (4% in first half year) will accelerate in second half year
- 11% organic EBITDA growth
- Trade shows continue their strong performance, the advertising markets (for trade journals) still show mixed results
- VNU and IMS have announced their intention for a merger
- Outlook full-year 2005: topline and EBITDA organic growth equal to that of the first half year

vnu

vnu



Financial Overview

Rob Ruijter, CFO

- Results
- Financial Topics

Financial Highlights

EUR in millions

	first half		% change	
	2005	2004	Reported	At constant currencies
Revenues	1,648	1,623	2	6 *
EBITDA	296	280	6	11 *
EPS (EUR x 1)	0.41	0.45	(9)	(2)
Profit for the period	105	114	(8)	(3)
EBITDA margin	17.9%	17.3%	60 bpt	60 bpt

* Excluding acquisitions and divestitures

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Marketing Information

EUR in millions

	first half 2005	% change			
		Total	Organic	Currency	Other
Revenues	885	1	4	(3)	0
EBITDA	114	14	19	(3)	(2)
EBITDA margin	13%	13			
FTEs	28,742	1			

- Organic revenue growth: 4% (acceleration in second half year expected)
- Investments in panel and other initiatives lead to an essentially flat underlying EBITDA
- Above average revenue growth in nearly all regions; Europe still difficult due to the economic situation
- Outlook 2005:
  - top line organic growth: 4-5 %

vnu

Media Measurement & Information

EUR in millions

	first half 2005	% change			
		Total	Organic	Currency	Other
Revenues	451	4	11	(5)	(2)
EBITDA	124	7	19	(5)	(7)
EBITDA margin	28%	3			
FTEs	9,021	2			

- Strong organic revenue growth: 11%, driven by NMR US and NetRatings
- Continuation of EBITDA margin increase from 26.8% to 27.5%
- Strong organic revenue growth NMR US due to the expansion of the National Sample and roll-out of the LPM
- NetRatings EBITDA loss: EUR 2.1 Million
- Results of AGB NMR joint venture is now included in share of profit of associates and JV's
- Outlook 2005:
  - top line organic growth: at least 10%

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Business Information

EUR in millions

	first half 2005	% change			
		Total	Organic	Currency	Other
Revenues	313	(1)	3	(3)	(1)
EBITDA	59	20	15	(6)	11
EBITDA margin	19%	20			
FTEs	2,393	(7)			

- EBITDA growth of 15% driven by the strong performance of the US trade shows
- Advertising revenues trade journals:
  - US: (2)% (at constant currencies)
  - Europe: 4%
    Good performance of titles such as Adweek and Hollywood Reporter and in recruitment (Intermediair, Accountancy Age), other advertising markets still weak
- Outlook 2005:
  - top line organic growth: approximately 4%

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vnu



Financial Topics

Credit Information

- EBITDA/Net interest : target range 5-7
  : required in loan documentation ≥ 3
  guidance full year 2005 : approximately 6:1
- Credit ratings:
  Standard & Poors : BBB
  Moody's : Baa1 (under review for downgrade after announcement IMS deal)
- Debt buy-back of January 2005 resulted in net debt of EUR 1,144 million per June 30, 2005

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Other Financial Items

- Free Cash Flow first half 2005: EUR 42 million (first half 2004 EUR 79 million) impacted by:
  - phasing of debt buy-back on interest
  - restructuring payments
  - World Directories
- Effective tax rate:
  - in first half 2005: 23%
    expected full year 2005: approximately 24%
- Capex in first half 2005: EUR 84 million
  - Capex in full year 2005 to be expected between EUR 190 million and EUR 210 million

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IFRS (1): Reconciliation of Equity

Most important changes to shareholders equity (per January 1, 2004)

- Deferred tax liability for identified intangible assets EUR (529) million. The implementation of IFRS leads to a deferred tax liability, which will not lead to a cash-out
- Revenue Recognition EUR (117) million.
  The charge to equity relates to timing of recognition year over year. The P&L impact of this charge is not material

vnu

IFRS (2): Reconciliation of Net Earnings

Most important changes to Net Earnings (2004)

- Goodwill amortization and impairment charges EUR 247 million. These items no longer apply under IFRS
- Amortization of indentified intangible assets EUR (100) million. Under IFRS this includes intangibles with a finite live (e.g. customer relationships, trade shows and trade publications)
- Deferred taxes for identified intangible assets EUR 58 million. This is the release of part of the deferred tax liability
- Provisions EUR (39) million. Part of the 2003 provisions for World Directories and MI (Atlas) moved to 2004 under IFRS because of timing issues

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IFRS (3): IAS 39 and 32 and the Effect on Interest

The net positive financial impact on the interest of the proceeds from World Directories of EUR 25 million was offset by a number of accounting changes related to the adoption of IAS 39 and 32 (implemented as of January 1, 2005):

- Decreases in fair value on our loans and hedges
- Dividend payments of preferred shares now classified as interest
- Revaluation of our equity investment in Roto Smeets de Boer

The adoption of these standards has increased financing cost in the first half year by approximately EUR 21 million

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Cost Saving Initiative 'Project Five'

- In executing the Atlas initiative, MI has identified further opportunity to drive sustainable productivity
- The most important opportunity is the expansion of out-sourcing and offshoring
- Global process convergence will yield further savings and accelerate product and service development
- Currently MI has offshored about 300 jobs, about 200 of which are out-sourced and the remainder captive in ACNielsen, India
- Offshoring has application in multiple aspects of MI's processes

vnu

The MI Group Will Build Upon Offshoring Successes Already Captured



Core business processes
SYSTEMS DEVELOPMENT
US
Completed
Phase 1
Completed
Phase 2
EU
Phase 1
Phase 2
Phase 1
Phase 2
Adv Serv
Phase 1
Phase 2
Phase 1
Phase 2

vnu

MI's Offshoring Expansion Puts VNU in Line with Other Leading Companies



Shape market
Match market
Building the platform
Starting up
% of total FTEs relocated
Number of FTEs relocated
0
1,000
2,000
3,000
4,000
10,000
20,000
1
2
3
4
5
10
20
vnu marketing information (1,500; 7%)
(1,500; 8%)
(4,100; 8%)
2006 (6,000; 20%)
(5,000; 17%)
(6,000; 8%)
(5,000; 5%)
(10,000; 5%)
(10,000; 4%)
2007 (2,500; 3%)
2007 (20,000; 10%)
2006 (24,500)
(17,400; 5%)
(Offshored FTEs, % of FTEs offshored)
HSBC
citibank
DELL
BARCLAYS

Source: Press releases; company websites

The MI Group Has a Staged Expansion Plan for Offshoring

Current and Future Offshored FTEs



200
500
300
300
1500+
Completed or underway
Phase 1 – next 12 months
Phase 2 – months 12-24
Phase 3 – months 24-36
Total

Outlook 2005

For 2005 as a whole, VNU expects to achieve organic revenue growth of approximately 6% and organic EBITDA growth in the high single digits, after excluding the negative full year impact in 2004 of restructuring provisions of EUR 38 million and real estate gains of EUR 14 million. Including these items, 2005 full year organic EBITDA growth is expected to be in the low double digits.

For the full year, VNU expects earnings per share in the range of EUR 0.85 to EUR 0.90, excluding the impact of currency fluctuations and financial gains and losses.

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Strategic Overview
2005 First Half Results

Rob van den Bergh, CEO

VNU Delivered Strong First Half Organic Revenue Growth

Strong First Half Performance

- Solid top-line growth (+6% overall organic), particularly MMI (+11%)
- Strong EBITDA growth in MMI (+19%) and BI (+15%)
- MI revenue growth solid – revenue and EBITDA growth improving in 2nd half

Progress on major initiatives

VNU continues to execute its strategy

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Performance Update: MMI Highlights

Progress

- NMR
  - National expansion
  - LPM rollout
  - Time shifting / VOD
- NMRI
  - AGB JV
- Innovation at Nielsen Ventures
- Continued progress at NetRatings

Focus Areas

- Project Apollo
- PPM Testing
- Washington, D.C.

vnu

Performance Update: MI Highlights

Progress
- Margins similar to last year
- ACNielsen
  - 1st half revenue growth 4% – better 2nd half
  - Key initiatives driving revenue / reducing costs
- Advisory Services
  - Strong project pipeline
  - One VNU account management yielding results

Focus Areas
- Building Advisory Services
- Timely completion of European factory
- Business climate in Europe still challenging

vnu

MI is Improving in Virtually Every Region and Business Unit Across the Group

	VNU MI PERFORMANCE (2004-2005)					
	2004			2005		
ACNielsen	Revenue	Income	Margin	Revenue	Income	Margin
○ United States	▲	▲	▲	▲	▲	▲
○ Canada	▲	▲	▲	▲	▲	▲
○ Latin America	▲	▲	▲	▲	▲	▲
○ Emerging Markets	▲	▲	[illegible]	▲	▲	▲
○ Asia Pacific	▲	▲	▲	▲	▲	▲
○ Europe	▲	▲	▲	▲	▲	▲
	▲	▼	[illegible]	▲	[illegible]	▼
Advisory Services						
○ BASES						
○ Spectra	▲	▲	▲	▲	▲	▲
○ Claritas	▲	▲	▲	▲	▲	▲
○ M&A	▲	▲	▲	▲	▲	▲
	▲	▲	▲	▲	▲	▲

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Consumer Panel Initiatives Continue to Strengthen Our Market Leading Position



The Global Panel Company
Fn 1,600
Canada 12,300
UK 10,500
De 8,400
China
Korea 2,500
Sw 3,000
Fr 8,500
Pt 2,000
Israel 2,700
United States 91,000
It 6,000
Japan 2,500
Sp 6,000
Hong Kong 1,500
Gr 2,100
Pakistan
Singapore 3,000
Mexico 6,300
Phil 3,000
Indonesia 2,400
Colombia 3,400
Australia 7,500
South Africa 4,000
Brazil 8,400
Chile 2,050
New Zealand 1,500
Scan-based collection
Diary-based collection
Planned expansion (new market)
Planned expansion (existing market)

VNU

The New European Factory is Progressing Along a Realistic Launch Plan

- Major milestones achieved:
- Full launch in Netherlands underway - Scandinavia utilizing i-sights™
- Operational deployment underway in Belgium, France, UK
- 30 clients live on I-Sights, will increase to 100 in next 100 days
- Second half comparables stronger as double running costs began in 2H of 2004

VNU

Advisory Services is Delivering Enhanced Consumer Insights and Fueling Growth

- Established global Modeling & Analytics business unit
- Launching new products:
  - DecisionSMART
  - Launch Manager
  - Behaviorscape segmentation and targeting
- Renewed focus on R&D – New Business Accelerator
- Leveraging technology to enable our business model
  - Application software
  - Data Integration

vnu

Performance Update: BI Highlights

Progress

- Publications
  - Ad pages steady in U.S.
- Trade Shows
  - Attendance / sq. footage up
  - Margin strength continues
- Key European title Intermediair doing well
- Future
  - Continued evolution to multi-platform offerings
  - Profitable growth in China

Focus Areas

- Continued structural weakness in B2B advertising
- IT and recruitment advertising
- Enhancing the business offering / model

vnu

Key Initiatives Update
Making Solid Progress

Transforming the Portfolio	Enhancing Operational Performance	Building Future Growth
■ Divestiture Directories ('04) ■ International Television Audience Measurement joint venture with AGB/WPP ('04) ■ IMS merger ('05, '06) ■ Continued evaluation of bolt-on opportunities, particularly in MMI and MI	■ ATLAS ('05, '06) ■ New Factory, GoToMarket Europe ('05, '06, '07) ■ Overhead / IT Efficiency ('05, '06) ■ IMS integration ('05, '06)	■ Local People Meter, National Sample Expansion ('05, '06) ■ Nielsen Outdoor, BRIC countries, NetRatings ('05 and beyond) ■ Homescan MegaPanel/ Other panel expansions ('05 and beyond) ■ VNU Advisory Services ('05 and beyond) ■ IMS revenue synergies ('05 and beyond)

vnu

Summary: VNU is in a Strong Position and the Outlook is Quite Positive

- Good organic revenue growth
- Unsurpassed global footprint
- Financial health and good use of Directories proceeds
- Building insights and foresight
- Investments delivering results
- IMS merger enhances every element

Positive Outlook For 2005 And Beyond

vnu

vnu



Appendices

Consolidated Balance Sheet

EUR in millions

	end June 2005	end December 2004
Current assets	2,231	2,833
Non-current assets	6,875	5,858
Total assets	**9,106**	**8,691**
Current liabilities	1,744	1,218
Non-current liabilities	3,589	3,942
Shareholders' equity	3,682	3,452
Minority interests	91	79
Total equity and liabilities	**9,106**	**8,691**

vnu

Consolidated Income Statement of Earnings

EUR in millions

	first half	
	2005	2004
Revenues and other income	1,659	1,637
Other expenses	1,483	1,476
Operating profit	176	161
Financial income and costs	50	(43)
Other financial gains and (losses)	1	15
Profit before income taxes	127	133
Income taxes	(29)	(15)
Share of profit of associates and joint ventures	7	(3)
Profit from continuing operations	105	116
Profit from discontinued operations	0	(2)
Profit for the period	105	114

vnu

Consolidated Cash Flows Statement

EUR in millions	first half		full year
	2005	2004	2004
Net cash provided by (used in) operating activities	**126**	**155**	**453**
Acquisitions	(83)	(46)	(83)
Divestitures	(9)	48	2,058
Net investment in property, plant, equipment and software	(84)	(76)	(192)
Net investment in long-term financial assets	(4)	1	(4)
Net cash provided by (used in) investment activities	**(180)**	**(73)**	**1,779**
Change in long- and short-term debt	(1,332)	(103)	(482)
Dividends paid	(41)	(52)	(66)
Minority interest	2	(1)	11
Other financing activities	35	2	2
Net cash provided by (used in) financing activities	**(1,336)**	**(154)**	**(535)**
Net increase/decrease in cash and cash equivalents	**(1,390)**	**(72)**	**1,697**

vnu

Revenues by Category

EUR in millions	first half		% change
	2005	2004	
Marketing measurement	885	873	1
Audience measurement	379	362	5
Other database and software	64	64	0
Circulation	55	62	(11)
Advertising	146	141	4
Trade shows	95	90	6
Miscellaneous	24	31	(23)
Total	**1,648**	**1,623**	**2**

vnu

Capex and Depreciation per Business Group First Half 2005

EUR in millions

	Capex	Depreciation
Marketing Information	35	63
Media Measurement & Information	47	38
Business Information	2	12
Other	0	7
Total	**84**	**120**

Capex in full year 2005 to be expected EUR 190 - 210 million

vnu

Credit Information
Redemption Schedule Total Gross Debt as at June 2005

EUR in millions



1
383
414
304
124
384
30
80
2005
2006
2007
2008
2009
2010
2011
2012

At nominal value

vnu

Development Advertising Revenues of Main Business Publications

	2005 - 2004 change in %
Billboard (US)	(4)
Adweek (US)	25
The Hollywood Reporter (US)	1
Intermediair (NL)	49
Computing (UK)	3
Computer Active (UK)	2

vnu

Effective Tax Rate Calculation

EUR in millions

Income taxes	29
Profit before income taxes	127

Effective tax rate: $\frac{\text{EUR 29 million}}{\text{EUR 127 million}} \times 100 = 23\%$

Expected effective tax rate full year 2005: approximately 24%

Expected effective tax rate in coming years after merger with IMS: approximately 24%

vnu

Safe Harbor

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking information about IMS Health Incorporated ("IMS"), VNU N.V. ("VNU") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS' financial statements into IFRS and the results of the reconciliation of VNU's results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS' various reports with the Securities and Exchange Commission ("SEC"), including but not limited to IMS' Annual Report on Form 10-K for the year ended December 31, 2004 and IMS' Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU's Annual Report for the year ended December 31, 2004, which is available at the SEC's Internet site (http://www.sec.gov).

Transaction Disclosure

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from IMS' Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU's Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS' participants is set forth in the proxy statement, dated March 23, 2005, for IMS' 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU's participants is set forth in VNU's Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS' and VNU's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.

MMI Delivered Strong First Half Results

Organic Revenue growth 11%

- LPM/NPM Expansion
- Continued strength at NetRatings, driven by MegaPanel
- New Products offerings such as Nielsen Sports, Nielsen Place Views and Nielsen Interactive

Organic EBITDA growth of 19%

- Revenue upside at NMR, NetRatings and Nielsen Ventures
- Increasing efficiency across all business units

vnu

First Half Highlights and Performance Drivers

Media Measurement

- Local People Meter live in seven cities
- National People Meter household expansion 75% complete
- Signed Univision contract
- Signed Time Warner contract extension
- Rollout of AP meter
- Implemented significant quality initiatives
- Acquisition of Audio Audit
- Acquisition of BBC
- AGB NMR transaction closed Feb'05 (China closed July 2005)

vnu

Washington D.C.

Washington Update

- F.A.I.R. Ratings Bill, Senate
- Television Viewer Protection Act of 2005, House
- Congressional Hearings
- Wide support for NMR's position

TV Executives	The Advertising Community	Community Leaders
BET	AAAA	Reverend Jesse Jackson Sr, Founder and President, Rainbow Push Coalition
Comcast Spotlight	AAF	Marc Morial, President and CEO, National Urban League
Oxygen	ANA	Dorothy Height, Chair, Executive Committee, National Council of Negro Women
KTSF-TV, San Fransicso	Asian American Advertising Fed.	Chairwoman Cardiss Collins, Independent Task Force on Television Measurement
TV One	AHAA	Lawrence Parks, Chair, Potomac Coalition
Central City Productions	MediaCom Worldwide	Representative Diane Watson (CA)
UniWorld Group	Carat, NA	Eric Garcetti, Councilmember, 13th District, City of Los Angeles
Una Vez Mas	Universal Mc Cann	Jonathan M. Sanchez, Associate Publisher, COO, Eastern Group Publications, Inc
WSKY-TV, Norwalk	Starcom MediaVest	Ray Durazo, member of the Task Force and President of the Latin Business Association
Urban Television Network	MediaVest Worldwide	Salvador Espino, Fort Worth Councilmember - District 2
Badami Productions	Inter/Medai Time Buying Corp	Reginald Gates, President, Dallas Black Chamber of Commerce
Jefferson-Pilot	Milner Butcher Media Group LLC	Bob Lydia, President, Dallas NAACP Branch

vnu

First Half Highlights and Performance Drivers

Entertainment

- Launched NRGI Live Theatrical Research
- Launched Nielsen Mobile with an initial focus on measuring cell phone ring tone purchases in the US (RingScan)
- Launched our third full service research facility in Las Vegas
- Interactive Entertainment continues to build upon success of 2004 in the video game arena

Internet

- Continued success of MegaPanel
- Client renewals at 83% in 2Q

vnu

Key Initiatives: A Foundation For Growth

Coverage expansions
- National People Meters, Local People Meters
- Time-shifting – VOD
- International growth
- Internet measurement

Technology advances
- Digital TV and the Active/Passive (A/P) meter
- Advertising Intelligence capabilities

Media ROI
- Project Apollo
- Commercial Verification

New products and services
- Nielsen Outdoor
- Nielsen Ventures

vnu

Coverage Expansion (1): Television Audience Measurement

Local People Meters (LPM)
- Will provide daily demographic information via single sample
- Larger samples
- Boston 2002
- 2004: NY, LA, Chicago, San Francisco
- 2005: Philadelphia, Washington DC
- 2006: Detroit, Dallas-Ft. Worth, Atlanta
- Agreements with major station groups, cable operators



National People Meter Expansion
- Driven by audience fragmentation
- LPM sample + 2000 new homes to be added to current NPM sample
- Sample increase from 5,100 to 10,000 homes by 2006 (8,600+ as of 7/20/05)
- Signed agreements with major broadcast networks

vnu

Coverage Expansion (2): International Television Audience Measurement

China
- Expanding from 11 people meter markets to 84 cities and 17 provinces
- Opportunity exists for independent ratings company

AGB Nielsen Media Research
- 50-50 JV offering TV ratings in 30 countries
- Transaction complete with China transaction closing July 31, 2005
- Integration of AGB & NMR Operations Continuing; Good strategic fit; expands Nielsen brand globally

IBOPE
- Minority interest in television audience measurement leader in Central & South America

vnu

Technology Advances: Digital TV and the Active / Passive Meter

Multiple Media entry points
- Television on cell phones, PDAs, etc.

Technology
- How it's impacting viewing behavior which will have a significant impact on the advertising model
- Move to one-to-one marketing
  - Direct Broadcast Satellite (DBS)
  - Cable set top boxes/Digital Cable
  - Digital Broadcast

Explosion of Viewing Sources
- Video on demand
- Time-shifted Viewing (PVR/DVR)
- Interactive television

vnu

Media ROI: New Single Source Model

Project Apollo

- The goal:
  - Integrated media measurement and purchasing information that demonstrates advertising ROI
- Joint VNU, Arbitron effort, with industry support
  - Personal Portable Meter
  - Key role for ACNielsen Homescan panel
- US pilot will deploy in 6,000 households by year-end 2005

Commercial Verification

- AudioAudit acquisition



vnu

New Products and Services: Nielsen Outdoor

- Proprietary GPS Technology
- 2003 test in South Africa
- 2005 launch in Chicago
- 2006 rollout commences
- The first outdoor advertising currency

vnu

Innovation: Nielsen Ventures

Launched July 2003

In two years Ventures has successfully launched four new services

- Sponsorship Scorecard
- Place Views
- Corporate Executive Board/VNU Best Practices
- FanLinks

Key Benefits to our clients include

- Determine Value
- Optimize Planning and Creative Strategies
- Identifies Audience (whose viewing my ad / my product)
- Verification

vnu

Nielsen//NetRatings

Strong First Half Results

- Revenue increased 21% over 1H 04
- EBITDA loss of $1.5M versus $4.0M in 2004
- Client renewals in excess of 80%
- Continue to invest in new products
  - MegaPanel (Financial, Search, Travel & Retail)
  - Adrelevance Search
- Aggressive in IP infringement arena

Well positioned for remainder of year

- Annual revenue growth of 16% to 20%
- Targeting EBITDA profitability in 4th Quarter

vnu

Nielsen//NetRatings Product Portfolio

The Global Standard for Internet Media and Market Research

Media Research

- NetView
- SiteCensus
- @Plan
- AdRelevance& I
- WebRF
- AdIntelligence
- Streaming Media
- Analytics

Nielsen//NetRatings

Market Research

- MegaPanel
  - MegaView Financial
  - MegaView Search
  - MegaView Retail
  - MegaView Local
  - Surveys
  - Custom
- WebIntercept
- HomeScan Online
- SiteCensus
- Analytics

vnu

Nielsen//NetRatings: MegaPanel Update

Nielsen//NetRatings MegaPanel

- Tracks nearly one million people across the US, the UK, France and Germany
- Delivers new information on consumers: on-line behavior, demographics, e-commerce
- Complements industry-leading audience measurement
- Extends analytical capabilities
- Enables new products for industry verticals
  - Financial services, retailing, search

vnu

Summary

- MMI delivered very strong 1st half operating performance
- New products and services position group for a strong 2nd half as well as sustainable long-term growth
- Investments in technology will enable MMI to meet the changing demands of the marketplace
- NetRatings should also continue its strong growth in the 2nd half
- NTRT has established as strong platform for growth... targeting EBITDA profitability for the full year in 2006

Safe Harbor

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking information about IMS Health Incorporated ("IMS"), VNU N.V. ("VNU") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS' financial statements into IFRS and the results of the reconciliation of VNU's results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS' various reports with the Securities and Exchange Commission ("SEC"), including but not limited to IMS' Annual Report on Form 10-K for the year ended December 31, 2004 and IMS' Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU's Annual Report for the year ended December 31, 2004, which is available at the SEC's Internet site (http://www.sec.gov).

Transaction Disclosure

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from IMS' Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU's Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants In Solicitation
IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS' participants is set forth in the proxy statement, dated March 23, 2005, for IMS' 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU's participants is set forth in VNU's Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS' and VNU's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.